UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Clear Channel Outdoor Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

18453H106

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 18453H106

1.	Names of Reporting Persons ASSF IV AIV B Holdings III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 17,225,151 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 17,225,151 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,225,151 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.6%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*	The calculation of the percentage of outstanding shares is based on 476,151,123 shares of Common Stock outstanding as of August 4, 2022 as disclosed by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2022 (the “10-Q”).

CUSIP No. 18453H106

1.	Names of Reporting Persons ASSF IV AIV B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 19,168,924 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,168,924 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,168,924 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*	The calculation of the percentage of outstanding shares of Common Stock is based on 476,151,123 shares of Common Stock outstanding as of August 4, 2022 as disclosed by the Issuer in its 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 19,168,924 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,168,924 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,168,924 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*	The calculation of the percentage of outstanding shares of Common Stock is based on 476,151,123 shares of Common Stock outstanding as of August 4, 2022 as disclosed by the Issuer in its 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons ASOF Holdings I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 19,852,354 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,852,354 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,852,354 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*	The calculation of the percentage of outstanding shares of Common Stock is based on 476,151,123 shares of Common Stock outstanding as of August 4, 2022 as disclosed by the Issuer in its 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons ASOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 19,852,354 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,852,354 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,852,354 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*	The calculation of the percentage of outstanding shares of Common Stock is based on 476,151,123 shares of Common Stock outstanding as of August 4, 2022 as disclosed by the Issuer in its 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons ACOF VI Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,450,302 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,450,302 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,450,302 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*	The calculation of the percentage of outstanding shares of Common Stock is based on 476,151,123 shares of Common Stock outstanding as of August 4, 2022 as disclosed by the Issuer in its 10-Q

CUSIP No. 18453H106

1.	Names of Reporting Persons ACOF Investment Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,450,302 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,450,302 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,450,302 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*	The calculation of the percentage of outstanding shares of Common Stock is based on 476,151,123 shares of Common Stock outstanding as of August 4, 2022 as disclosed by the Issuer in its 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 49,471,580 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 49,471,580 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,471,580 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*	The calculation of the percentage of outstanding shares of Common Stock is based on 476,151,123 shares of Common Stock outstanding as of August 4, 2022 as disclosed by the Issuer in its 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 49,471,580 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 49,471,580 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,471,580 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*	The calculation of the percentage of outstanding shares of Common Stock is based on 476,151,123 shares of Common Stock outstanding as of August 4, 2022 as disclosed by the Issuer in its 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 49,471,580 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 49,471,580 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,471,580 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*	The calculation of the percentage of outstanding shares of Common Stock is based on 476,151,123 shares of Common Stock outstanding as of August 4, 2022 as disclosed by the Issuer in its 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 49,471,580 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 49,471,580 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,471,580 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

*	The calculation of the percentage of outstanding shares of Common Stock is based on 476,151,123 shares of Common Stock outstanding as of August 4, 2022 as disclosed by the Issuer in its 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 49,471,580 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 49,471,580 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,471,580 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*	The calculation of the percentage of outstanding shares of Common Stock is based on 476,151,123 shares of Common Stock outstanding as of August 4, 2022 as disclosed by the Issuer in its 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 49,471,580 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 49,471,580 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,471,580 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*	The calculation of the percentage of outstanding shares of Common Stock is based on 476,151,123 shares of Common Stock outstanding as of August 4, 2022 as disclosed by the Issuer in its 10-Q.

CUSIP No. 18453H106

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 49,471,580 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 49,471,580 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,471,580 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*	The calculation of the percentage of outstanding shares of Common Stock is based on 476,151,123 shares of Common Stock outstanding as of August 4, 2022 as disclosed by the Issuer in its 10-Q.

This Amendment No. 7 (this “Amendment No. 7”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on May 22, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on July 6, 2020, as amended by Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on January 21, 2021, as amended by Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on March 26, 2021, as amended by Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons on September 27, 2021, as amended by Amendment No. 5 to the Original Schedule 13D filed by the Reporting Persons on March 2, 2022 and as amended by Amendment No. 6 to the Original Schedule 13D filed by the Reporting Persons on September 2, 2022 (as so amended, the “13D Filing,” and, together with this Amendment No. 7, this “Schedule 13D”). Except as amended in this Amendment No. 7, the 13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 7 as so defined, unless otherwise defined in this Amendment No. 7.

Item 2. Identity and Background

Items 2(a) and 2(c) of the 13D Filing are hereby amended and restated in their entirety as follows:

(a) This statement is being filed jointly by (i) ASSF IV AIV B Holdings III, L.P. (“ASSF IV AIV B Holdings”), (ii) ASSF IV AIV B, L.P. (“ASSF IV AIV B”), (iii) ASSF Operating Manager IV, L.P. (“ASSF Operating Manager IV”), (iv) ASOF Holdings I, L.P. (“ASOF I”), (v) ASOF Investment Management LLC (“ASOF Investment Management”), (vi) ACOF VI Holdings, L.P. (“ACOF VI”), (vii) ACOF Investment Management LLC (“ACOF Investment Management”), (vii) Ares Management LLC, (ix) Ares Management Holdings L.P. (“Ares Management Holdings”), (x) Ares Holdco LLC (“Ares Holdco”), (xi) Ares Management Corporation (“Ares Management”), (xii) Ares Voting LLC (“Ares Voting”), (xiii) Ares Management GP LLC (“Ares Management GP”) and (xiv) Ares Partners Holdco LLC (“Ares Partners”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of October 7, 2022, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management or making, purchasing, selling and holding investments. Ares Partners is the sole member of each of Ares Voting and Ares Management GP, which are respectively the holders of the Class B and Class C common stock of Ares Management, which common stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. Ares Management is the sole member of Ares Holdco, which is the general partner of Ares Management Holdings, which is the sole member of Ares Management LLC, which is: (a) the general partner of ASSF Operating Manager IV, which is the manager of each of ASSF IV AIV B Holdings and ASSF IV AIV B; (b) the sole member of ASOF Investment Management, which is the manager of ASOF I; and (c) the sole member of ACOF Investment Management, which is the manager of ACOF VI. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities reported herein, but each disclaims any such beneficial ownership of securities not held of record by them. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over Board Members’ decisions. Each of these individuals disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by Ares Partners.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(c) of the 13D Filing are hereby amended and restated in their entirety as follows:

(a) Aggregate Number and Percentage of Securities. As of the date that this Amendment No. 7 is filed, (i) ASSF IV AIV B Holdings is the holder of record of 17,225,151 shares of Common Stock, (ii) ASSF IV AIV B is the holder of record of 1,943,773 shares of Common Stock, (iii) ASOF I is the holder of record of 19,852,354 shares of Common Stock and (iv) ACOF VI is the holder of record of 10,450,302 shares of Common Stock. The Reporting Persons, as a result of the relationships described in Item 2 of this Schedule 13D, may be deemed to directly or indirectly beneficially own the shares of Common Stock held of record by ASSF IV AIV B Holdings, ASSF IV AIV B, ASOF I and ACOF VI.  See also Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of Common Stock and the percentage of Common Stock beneficially owned by each of the Reporting Persons.

(c) Transactions within the past 60 days. During the past 60 days, ACOF VI purchased Common Stock in the transactions set forth in Exhibit 1 attached to this Schedule 13D, which is incorporated by reference into this Item 5(c) in its entirety. Except as set forth in Exhibit 1 attached to this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Trading Data
Exhibit 99.1	Joint Filing Agreement, dated as of October 7, 2022, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 7, 2022

ASSF IV AIV B Holdings III, L.P.

By:	AssF Operating Manager iv, L.P.
Its:	Manager

/s/ Chris Kerezsi
	By:	Chris Kerezsi
	Its:	Authorized Signatory

ASSF IV AIV B, L.P.

By:	ASSF Operating Manager IV, L.P.
Its:	Manager

/s/ Chris Kerezsi
	By:	Chris Kerezsi
	Its:	Authorized Signatory

ASSF Operating Manager IV, L.P.

/s/ Chris Kerezsi
	By:	Chris Kerezsi
	Its:	Authorized Signatory

ASOF Holdings I, L.P.

By:	ASOF Investment Management LLC
Its:	Manager

/s/ Chris Kerezsi
	By:	Chris Kerezsi
	Its:	Authorized Signatory

ASOF Investment Management LLC

/s/ Chris Kerezsi
	By:	Chris Kerezsi
	Its:	Authorized Signatory

ACOF VI Holdings, L.P.

By:	ACOF Investment Management LLC
Its:	Manager

/s/ Chris Kerezsi
	By:	Chris Kerezsi
	Its:	Authorized Signatory

ACOF Investment Management LLC

/s/ Chris Kerezsi
By: Chris Kerezsi
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/ Anton Feingold
By:	Anton Feingold
Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its:	General Partner

/s/ Anton Feingold
	By:	Anton Feingold
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Anton Feingold
	By:	Anton Feingold
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Anton Feingold
	By:	Anton Feingold
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Anton Feingold
	By:	Anton Feingold
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its:	Sole Member

/s/ Anton Feingold
	By:	Anton Feingold
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Anton Feingold
	By:	Anton Feingold
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1	Trading Data
Exhibit 99.1	Joint Filing Agreement, dated as of October 7, 2022, by and among the Reporting Persons.